UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September      , 2026

Premium Catering (Holdings) Limited

(Translation of registrants name into English)

6 Woodlands Walk,

Singapore 738398

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

This Report on Form 6-K with respect to our interim results for the six-month period ended December 31, 2025 is hereby incorporated by reference in Premium Catering (Holidings) Limited registration statement.

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

Exhibit Number	Exhibit Description

99.1	Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2026	Premium Catering (Holdings) Limited

	By:	/s/ Ka Hei Wong
Ka Hei Wong
Chief Financial Officer